UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             CARRIAGE SERVICES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   143905-10-7
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement: [X].
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CUSIP No.  143905-10-7

1)  Name of Reporting Person                                    Melvin C. Payne
    S.S. or I.R.S. Identification No. of Above Person

2)  Check the appropriate box if a member of a Group            (a)N/A
                                                                (b)N/A

3)  SEC Use Only

4)  Citizenship or place of organization                        U.S.A.

Number of Shares      (5)    Sole Voting Power                  504,771
Beneficially Owned    (6)    Shared Voting Power                124,999
by Each Reporting     (7)    Sole Dispositive Power             504,771
Person with           (8)    Shared Dispositive Power           124,999

9)  Aggregate Amount Beneficially  Owned by
    Each Reporting Person                                       629,770
    (represents shares of Class B Common Stock which are convertible at the holder's option into shares of Class A Common Stock on a share for share basis)

10) Check Box if the Aggregate Amount in Row (9)
    Excludes certain Shares                                     N/A

11) Percent of Class Represented by Amount in Row 9             8.0%

12) Type of Reporting Person                                    IN
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                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).     Name of Issuer:
               Carriage Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               1300 Post Oak Blvd., Suite 1500
               Houston, Texas 77056

Item 2(a).     Name of Person Filing:
               Melvin C. Payne

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               1300 Post Oak Blvd., Suite 1500
               Houston, TX 77056

Item 2(c).     Citizenship:
               U.S.A.

Item 2(d).     Title of Class of Securities:
               Class A Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:
               143905-10-7

Item 3.        This statement is filed pursuant to Rule 13d-1(c).

Item 4.        Ownership
               (a)    Amount Beneficially Owned:  629,770
                      (represents shares of Class B Common Stock which are convertible at the holder's option into shares of Class A Common Stock on a share for share basis)
               (b)    Percent of Class:   8.0%

               (c)    Number of shares as to which such person has:
                      (i)    sole power to vote or to direct the vote:  504,771
                      (ii)   shared power to vote or to direct the vote: 124,999
                      (iii) sole power to dispose or to direct the disposition of: 504,771
                      (iv) shared power to dispose or to direct the disposition of: 124,999

Item 5.        Ownership of Five Percent or Less of a Class.
               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not applicable.
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Item 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding Company.
               Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               Not applicable.

Item 9.        Notice of Dissolution of Group.
               Not applicable.

Item 10.       Certification.
               Not applicable (statement is filed pursuant to Rule 13d-1(c)).

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated: September 25, 1996

                                           /s/ MELVIN C. PAYNE
                                               Melvin C. Payne